UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 1-6747

a.	Full Title of the plan and the address of the plan, if different from that of the issuer named below:

THE GORMAN-RUPP COMPANY 401(k) PLAN

b.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gorman-Rupp Company

600 South Airport Road Mansfield, Ohio 44903

***********

The Exhibit Index is located on Page 17

Required Information

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:

1)	Statements of Net Assets Available for Benefits-December 31, 2011 and 2010

2)	Statement of Changes in Net Assets Available for Benefits-Year ended December 31, 2011

3)	Schedule of Assets (Held at End of Year)

B)	The following exhibit is filed as part of this annual report:

(23)	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

The Gorman-Rupp Company 401(k) Plan December 31, 2011 and 2010, and Year Ended December 31, 2011 With Report of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan

Financial Statements

and Supplemental Schedules

December 31, 2011 and 2010, and

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Gorman-Rupp Company

We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 20, 2012

Cleveland, Ohio

The Gorman-Rupp Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments	$42,749,177	$42,660,638
Receivables:
Notes receivable from participants	1,229,383	1,070,092

Net assets reflecting investment at fair value	43,978,560	43,730,730
Adjustment from fair value to contract value for fully benefit-responsive investment contract	59,349	63,744

Net assets available for benefits	$44,037,909	$43,794,474

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income:
Net appreciation in fair value of investments	$56,583
Interest and dividends	748,834

805,417

Interest income on notes receivable from participants	43,261

Contributions
Participants	2,713,628
Employer	875,773
Rollovers	141,468

Total contributions	3,730,869

Total additions	4,579,547

Deductions
Benefit payments	4,336,112

Net increase	243,435

Net assets available for benefits:
Beginning of year	43,794,474

End of year	$44,037,909

See accompanying notes.

1. Description of the Plan

The following description of The Gorman-Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman-Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. New York Life Management (NYLIM) is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 40% of pretax annual compensation (15% for highly compensated employees), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2008, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired after January 1, 2008, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company for employees hired on or after January 1, 2008.

Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Employees may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered in the Plan (including the employer match contributions which are invested in the Gorman-Rupp Stock Fund), based on the value of their account on the immediately preceding valuation date.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2011 and 2010 were $17,222 and $16,195, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. A participant may not have more than one loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, the adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements, although it is not expected to be material.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year.

In accordance with ASC 820, Fair Value Measurements (formerly FASB Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived from corroborated by observable market data by correlation or other means

Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

2. Summary of Significant Accounting Policies (continued)

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The NYL Insurance Anchor Account I is a pooled separate account made available to participating plans through a group annuity contract offered to the plans’ trustee. This investment is fully benefit-responsive. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the benefit-responsive investment contract represents contributions and reinvested income, less any withdrawals plus accrued interest.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as with the sale of a business, may result in a distribution at other than contract value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

3. Investments

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stock	$751,789
Shares of registered investment companies	(699,601)
NYL Insurance Anchor Account I	4,395

$56,583

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2011	2010
The Gorman-Rupp Company common stock	$14,737,207	$14,163,419
NYL Insurance Anchor Account I	5,702,697	5,527,793

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The level of the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

4. Fair Value Measurements (continued)

Fair value for Level 1 is based upon quoted market prices of common stock, money market and mutual funds. Fair value for Level 2 is based on the unit values of the pooled separate account, which is not traded in an active market. Unit values are determined by dividing the net asset value (NAV) by the total units held by the Plan at year-end. The funds’ composition is mainly corroborated by various sources including market participant dealers and brokers.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company common stock	$14,737,207	$—	$—	$14,737,207
Mutual funds:
U.S. equities	12,453,929	—	—	12,453,929
International equities	2,228,177	—	—	2,228,177
Fixed income	7,237,988	—	—	7,237,988
Money market fund	389,179	—	—	389,179
NYL Insurance Anchor Account I (1)	—	5,702,697	—	5,702,697

Total assets at fair value	$37,046,480	$5,702,697	$—	$42,749,177

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company common stock	$14,163,419	$—	$—	$14,163,419
Mutual Funds:
U.S. equities	13,692,774	—	—	13,692,774
International equities	2,899,016	—	—	2,899,016
Fixed income	6,223,375	—	—	6,223,375
Money market fund	154,261	—	—	154,261
NYL Insurance Anchor Account I (1)	—	5,527,793	—	5,527,793

Total assets at fair value	$37,132,845	$5,527,793	$—	$42,660,638

(1)	These pooled funds seek a high level of income, primarily investing in fixed-income investments.

5. Administrative Costs

Fees for legal, accounting and other services rendered to the Plan are paid by the Company.

6. Risks and Uncertainties

The Plan has investments in The Gorman-Rupp Company common stock of $14,737,207 or 33.5% of net assets as of December 31, 2011. The Plan invests in various investment securities.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$44,037,909	$43,794,474
Adjustments from fair value to contract value for fully benefit-responsive investment contract	(59,349)	(63,744)

Net assets available for benefits per Form 5500	$43,978,560	$43,730,730

The following is a reconciliation of net gain from investments:

2011
Net investment gain from investments as reported in the financial statements	$848,678
Adjustments from fair value to contract value for fully benefit-responsive investment contract	4,395

Net gain from investments per Form 5500	$853,073

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990 Plan Number: 005

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2011

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par	Current
Lessor or Similar Party	or Maturity Value	Value
The Gorman-Rupp Company
Common Stock*	542,806.868 shares	$14,737,207
American Cap Income Builder R4	2,983.308 shares	146,809
American Cap World Bond R3	25,592.707 shares	523,115
American EuroPacific Growth R3	19,970.132 shares	689,369
American Wash Mutual Inv Fd R3	30,699.493 shares	866,954
Columbia Small Cap Val Fund A	10,345.170 shares	404,600
Davis New York Venture Fund A	17,262.640 shares	561,036
Fid Advisor Convertible Secs A	3,085.736 shares	70,262
Fid Advisor Diversified Intl A	29,498.556 shares	402,655
Fid Advisor Floating Rate HI A	8,516.835 shares	82,187
Fid Advisor Inflat Prot Bond A	141,606.410 shares	1,802,650
Fid Advisor Intl Sm Cap Opp A	25,861.593 shares	237,409
Fid Advisor Leveraged Co Stk A	20,761.090 shares	631,760
Fid Advisor New Insights A	28,939.385 shares	570,685
Fid Advisor Real Estate Fund A	13,437.441 shares	228,840
Fid Advisor Small Cap Fund A	36,427.171 shares	785,370
Fid Advisor Utilities Fund A	3,104.290 shares	60,503
Fid Advisor Value Strategies A	12,327.905 shares	277,131
Franklin Income Fund A	813,733.252 shares	1,708,840
Franklin Mutual Shares Class A	34,086.882 shares	675,261
Invesco Floating Rate Fund A	13,640.415 shares	102,440
Lord Abbett Affiliated Fund A	4,536.190 shares	47,811
Lord Abbett Mid Cap Value A	21,862.342 shares	344,769
Lord Abbett Small Cap Blend A	23,384.654 shares	348,431
MainStay High Yield Corp Bond A	58,984.834 shares	342,112
Mainstay Money Market Fund A	389,179.410 shares	389,179
NYL Insurance Anchor Account I		5,702,697
Oppenheimer Global Fund A	8,094.014 shares	437,401
Oppenheimer Value Fund A	59,460.879 shares	1,221,326

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990 Plan Number: 005

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year) (continued)

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par	Current
Lessor or Similar Party	or Maturity Value	Value
PIMCO Low Duration Fund (Adm)	10,412.671 shares	107,146
PIMCO Real Return Admin	8,900.264 shares	104,934
PIMCO Total Return Fund A	100,440.868 shares	1,091,792
Royce Value Fund (Serv)	29,735.092 shares	325,302
RS Partners Fund A	11,426.919 shares	334,580
T Rowe Price Capital Apprec Fund	14,500.436 shares	298,999
T Rowe Price Inflation Prot Bond	31,152.792 shares	404,052
T Rowe Price New Era Fund	7,545.732 shares	317,298
Templeton Foreign Fund	70,053.099 shares	414,714
Templeton Global Bond Fund Adv	18,043.427 shares	223,197
BlackRock LifePath Retire Inst	52,500.732 shares	597,983
BlackRock LifePath 2020 Inst	126,688.255 shares	1,928,195
BlackRock LifePath 2030 Inst	86,691.693 shares	1,223,220
BlackRock LifePath 2040 Inst	45,257.851 shares	768,478
BlackRock LifePath 2050 Inst	3,099.247 shares	53,183
Invesco Gold & Precious Metals	13,463.011 shares	110,666
Eaton Vance Greater India A	657.108 shares	11,329
Templeton China World Fund A	1,041.901 shares	35,300
Loans to participants*	At interest rates ranging from 3.25% to 8.25% with maturity dates through 2031	1,229,383

		$43,978,560

*	Indicates party in interest to the Plan

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990 Plan Number: 005

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2011

					Current
					Value of
Identity					Asset on
of Party	Description	Purchase	Selling	Cost of	Transaction	Net
Involved	of Asset	Price	Price	Asset	Date	Gain
Category (iii) — Series of transactions in excess of 5% of Plan assets

NYLIM	NYL Insurance Anchor Account 1	$4,489,864	—	$4,489,864	$4,489,864	$—
	NYL Insurance Anchor Account 1	—	$4,449,029	4,449,029	4,449,029	—

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2011.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

By: The Gorman-Rupp Company, as Plan Administrator

Date: June 20, 2012	By: /s/ Jeffrey S. Gorman
Jeffrey S. Gorman, Committee Member

Date: June 20, 2012	By: /s/ Wayne L. Knabel
Wayne L. Knabel, Committee Member

Date: June 20, 2012	By: /s/ David P. Emmens
David P. Emmens, Committee Member

Date: June 20, 2012	By: /s/ Lee A. Wilkins
Lee A. Wilkins, Committee Member

Date: June 20, 2012	By: /s/ Ronald D. Pittenger
Ronald D. Pittenger, Committee Member

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm